UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

5 Ha’solelim Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Allison Wagda
Check Point Software Technologies	Check Point Software Technologies
+1 650.628.2040	+1 650.628.2070
ir@us.checkpoint.com	press@us.checkpoint.com

CHECK POINT SOFTWARE REPORTS RECORD
FOURTH QUARTER AND FISCAL YEAR 2007 FINANCIAL RESULTS

29 percent revenue growth for the fourth quarter
27 percent revenue growth for the fiscal year 2007

REDWOOD CITY, Calif., – January 23, 2008 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced its financial results for the fourth quarter and fiscal year ended December 31, 2007.

“Our success in fourth quarter of 2007 is representative of the entire year, which was one of our best ever,” said Gil Shwed, chairman and chief executive officer of Check Point Software. “We believe our performance is a result of the adoption of our new and existing network security product lines, combined with the successful expansion into data security earlier in the year. Our Unified Security Architecture and total security solutions enabled us to grow market share and deliver excellent financial results in Q4 2007 and during the entire year.”

Financial Highlights for the Fourth Quarter Ended December 31, 2007:

—	Total Revenues: $206.7 million, an increase of 29 percent compared to $160.1 million in the fourth quarter of 2006. Network security accounted for a record $182.5 million in revenues, representing a 14 percent increase over the fourth quarter of 2006. Data security contributed $24.2 million in revenues, representing a 17 percent quarterly sequential increase over the third quarter of 2007.
—	Net Income – GAAP: $87.9 million, an increase of 11 percent compared to $79.5 million in the fourth quarter of 2006. Net income in the fourth quarter of 2007 includes acquisition-related charges of $10.3 million and equity-based compensation expenses of $8.8 million. Net of taxes, these charges totaled $14.6 million. Equity-based compensation expenses have been reported since the beginning of 2006pursuant to SFAS 123(R).
—	Net Income – Non-GAAP[1]: $102.5 million, an increase of 13 percent compared to $90.6 million in the fourth quarter of 2006. Non-GAAP net income excludes equity-based compensation expenses and acquisition-related charges[2].
—	Earnings per Diluted Share – GAAP: $0.39, an increase of 11 percent compared to $0.35 in the fourth quarter of 2006. GAAP earnings per diluted share for the fourth quarter of 2007 included equity-based compensation expenses of $0.04 and acquisition-related charges of $0.05. Net of taxes, these charges totaled $0.07.

1 See “Use of Non-GAAP Financial Information” and “Reconciliation of Supplemental Financial Information” below for more information regarding Check Point’s use of non-GAAP measures.

2 “Equity-based compensation expenses” refer to the amortized fair value of all equity based awards granted to employees. “Acquisition- related charges” refer to the impact of the amortization of intangible assets and other acquisition-related expenses.

—	Earnings per Diluted Share – Non-GAAP: $0.46, an increase of 15 percent compared to $0.40 in the fourth quarter of 2006. Non-GAAP earnings per diluted share exclude equity-based compensation expenses and acquisition-related charges.
—	Deferred Revenues: $273.7 million, which represented an increase of $69.5 million or 34 percent compared to deferred revenues as of December 31, 2006.
—	Cash Flow: Cash flow from operations was $91.3 million, an increase of 10 percent compared to the fourth quarter of 2006.
—	Share Repurchase Program: During the fourth quarter of 2007, Check Point repurchased 2.8 million shares at a total cost of $61.9 million.

“Throughout the year, we experienced healthy growth in all geographies with 34 percent annual revenue growth in our European sales and 24 percent growth in the Americas,” said Gil Shwed, chairman and chief executive officer of Check Point Software. “Our new UTM-1 appliance offerings and high-end integrated solutions have been adopted by some of the largest corporations in the world and have been key in driving these results. In addition, our new data security products delivered 17 percent sequential growth in the fourth quarter of 2007 with increased sales in Europe and broader adoption by the channel.”

Financial Highlights for the Year Ended December 31, 2007

—	Revenues: $730.9 million, an increase of 27 percent compared to $575.1 million for the year ended December 31, 2006. Network security accounted for a record $648.1 million in revenues representing a 13% increase over 2006. Data security contributed $82.8 million in revenues for the year.
—	Net Income – GAAP: $281.1 million, an increase of one percent compared to $278.0 million for 2006. Net income for 2007 includes equity-based compensation expenses in the amount of $34.1 million, and acquisition-related expenses of $57.0 million, which includes in-process R&D in the amount of $17.0 million. Net of taxes, these charges totaled $77.7 million.
—	Net Income – Non-GAAP: $358.7 million, an increase of 12 percent compared to $320.3 million for 2006. Non-GAAP net income excludes equity-based compensation expenses and acquisition-related charges.
—	Earnings per Diluted Share – GAAP: $1.25, an increase of 7 percent compared to $1.17 for 2006. Net income in 2007 includes equity-based compensation expenses of $0.15 and acquisition-related charges of $0.25, which includes in-process R&D in the amount of $0.07. Net of taxes, these charges totaled $0.34.
—	Earnings per Diluted Share – Non-GAAP: $1.59, an increase of 18 percent, compared to $1.35 for 2006. Non-GAAP earnings per diluted share exclude equity-based compensation expenses and acquisition-related charges.
—	Cash Flow: Cash flow from operations was $371.6 million, an increase of 2 percent compared to $363.3 million for 2006.
—	Cash and Investments Balance: $1.2 billion as of December 31, 2007.
—	Share Repurchase Program: During 2007, Check Point repurchased 9.0 million shares at a total cost of $209.8 million. There is approximately $73.2 million remaining of the cumulative $1.2 billion authorized under Check Point’s share repurchase program.

Fourth Quarter and Fiscal Year 2007 Business Highlights:

—	Expanded Unified Security Architecture into Data Security – In the first quarter of 2007, we expanded our business into the data security field with the acquisition Protect Data. The new data security layer added to our architecture enables customers to keep their mobile data secure and minimizes the risk of data loss and theft.

—	Increasing number of large transactions – We continued to see growth in the number of large transactions originating from a variety of industries, and across all geographies. During the fourth quarter, we had 19 customers with transactions greater than one million dollars.

—	UTM-1 Solutions –In the first quarter of 2007, we introduced the UTM-1 Appliances representing an initial entry into the mid-range gateway market providing unified threat management. This was followed in the fourth quarter by the introduction of the “UTM-1 Total Security Appliances” as we expanded the product line to include 3-year all-inclusive packages with messaging security and security updates.

—	CoreXL Acceleration Technology in VPN-1 Power Achieved Performance Breakthrough –Leveraging state-of-art multi-core processors, VPN-1 Power with CoreXL is the first network security gateway that enables security administrators to gain data center level performance without compromising on the level of security inspection.

—	ZoneAlarm ForceField –The first virtualized, on-demand browser security solution to enable consumers to bank and shop online, or surf dangerous areas of the Internet. ForceField leverages the power of Check Point’s Smart Defense Advisor, a hosted service that enables the company to offer users real-time protection against zero-hour threats.

“We are very pleased with our results for the fourth quarter and fiscal year 2007. We believe this success is a reflection of our ability to deliver comprehensive security solutions to address our customer security needs,” said Gil Shwed, chairman and chief executive officer of Check Point Software. “In the coming year we look forward to expanding our product portfolio and enabling our customers to further increase their level of security with our solutions.”

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on January 23, 2008 at 8:30 AM ET/5:30 AM PT. To listen to the live webcast, please visit Check Point’s website at http://www.checkpoint.com/ir. A replay of the conference call will be available through February 6, 2008 at the company’s website http://www.checkpoint.com/ir or by telephone at +1.706.645.9291, pass code #29930846.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leader in securing the Internet. The company is a market leader in the worldwide enterprise firewall, personal firewall, data security and VPN markets.  Check Point’s PURE focus is on IT security with its extensive portfolio of network security, data security and security management solutions. Through its NGX platform, Check Point delivers a unified security architecture for a broad range of security solutions to protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. The company also offers market leading data security solutions through the Pointsec product line, protecting and encrypting sensitive corporate information stored on PCs and other mobile computing devices. Check Point’s award-winning ZoneAlarm Internet Security Suite and additional consumer security solutions protect millions of consumer PCs from hackers, spyware and data theft. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry’s framework and alliance for integration and interoperability with “best-of-breed” solutions from hundreds of leading companies. Check Point solutions are sold, integrated and serviced by a network of Check Point partners around the world and its customers include 100 percent of Fortune 100 companies and tens of thousands of businesses and organizations of all sizes.

©2003–2008 Check Point Software Technologies Ltd. All rights reserved. Check Point, AlertAdvisor, Application Intelligence, Check Point Endpoint Security, Check Point Express, Check Point Express CI, the Check Point logo, ClusterXL, Confidence Indexing, ConnectControl, Connectra, Connectra Accelerator Card, Cooperative Enforcement, Cooperative Security Alliance, CoreXL, CoSa, DefenseNet, Dynamic Shielding Architecture, Eventia, Eventia Analyzer, Eventia Reporter, Eventia Suite, FireWall-1, FireWall-1 GX, FireWall-1 SecureServer, FloodGate-1, Hacker ID, Hybrid Detection Engine, IMsecure, INSPECT, INSPECT XL, Integrity, Integrity Clientless Security, Integrity SecureClient, InterSpect, IPS-1, IQ Engine, MailSafe, NG, NGX, Open Security Extension, OPSEC, OSFirewall, Pointsec, Pointsec Mobile, Pointsec PC, Pointsec Protector, Policy Lifecycle Management, Provider-1, PureAdvantage, PURE Security, the puresecurity logo, Safe@Home, Safe@Office, SecureClient, SecureClient Mobile, SecureKnowledge, SecurePlatform, SecurePlatform Pro, SecuRemote, SecureServer, SecureUpdate, SecureXL, SecureXL Turbocard, Security Management Portal, Sentivist, SiteManager-1, SmartCenter, SmartCenter Express, SmartCenter Power, SmartCenter Pro, SmartCenter UTM, SmartConsole, SmartDashboard, SmartDefense, SmartDefense Advisor, Smarter Security, SmartLSM, SmartMap, SmartPortal, SmartUpdate, SmartView, SmartView Monitor, SmartView Reporter, SmartView Status, SmartViewTracker, SMP, SMP On-Demand, SofaWare, SSL Network Extender, Stateful Clustering, TrueVector, Turbocard, UAM, UserAuthority, User-to-Address Mapping, UTM-1, UTM-1 Edge, UTM-1 Edge Industrial, UTM-1 Total Security, VPN-1, VPN-1 Accelerator Card, VPN-1 Edge, VPN-1 Express, VPN-1 Express CI, VPN-1 Power, VPN-1 Power Multi-core, VPN-1 Power VSX, VPN-1 Pro, VPN-1 SecureClient, VPN-1 SecuRemote, VPN-1 SecureServer, VPN-1 UTM, VPN-1 UTM Edge, VPN-1 VSX, Web Intelligence, ZoneAlarm, ZoneAlarm Anti-Spyware, ZoneAlarm Antivirus, ZoneAlarm ForceField, ZoneAlarm Internet Security Suite, ZoneAlarm Pro, ZoneAlarm Secure Wireless Router, Zone Labs, and the Zone Labs logo are trademarks or registered trademarks of Check Point Software Technologies Ltd. or its affiliates. ZoneAlarm is a Check Point Software Technologies, Inc. Company. All other product names mentioned herein are trademarks or registered trademarks of their respective owners. The products described in this document are protected by U.S. Patent No. 5,606,668, 5,835,726, 5,987,611, 6,496,935, 6,873,988, 6,850,943, and 7,165,076 and may be protected by other U.S. Patents, foreign patents, or pending applications.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123R and acquisition related charges. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

Safe Harbor Regarding Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, but not limited to, statements related to Check Point’s expectations that it will continue to deliver comprehensive security solutions that address their customer security needs and their ability to expand their product portfolio. Because these statements pertain to future events they are subject to various risks and uncertainties, actual results could differ materially from Check Point’s current expectations and beliefs.  Factors that could cause or contribute to such differences include, but are not limited to: general market conditions in the Check Point’s industry; economic and political uncertainties; the impact of political changes and weaknesses in various regions of the world, including  hostilities or acts of terrorism in Israel, where Check Point’s international headquarters are based; inclusion of network security functionality in third-party hardware or system software; any foreseen and unforeseen developmental or technological difficulties with regard to Check Point’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; rapid technological advances and changes in customer requirements to which Check Point is unable to respond expeditiously, if at all; a shift in demand for products such as Check Point’s; factors affecting third parties with which Check Point has formed business alliances; timely availability and customer acceptance of Check Point’s new and existing products; the amount of equity based compensation charges and other factors and risks discussed in Check Point’s Annual Report on Form 20-F for the year ended December 31, 2006, which is on file with the Securities and Exchange Commission. Check Point assumes no obligation to update information concerning its expectations or beliefs.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Products and licenses	$93,529	$69,863	$309,785	$241,961
Software updates, maintenance and services	113,175	90,232	421,092	333,180

Total revenues	206,704	160,095	730,877	575,141

Operating expenses:
Cost of products and licenses	9,778	3,978	30,276	13,378
Cost of software updates, maintenance and
services	6,695	4,728	24,301	17,639
Amortization of technology	7,154	1,353	27,724	5,414

Total cost of revenues	23,627	10,059	82,301	36,431

Research and development	21,454	15,750	80,982	62,210
Selling and marketing	57,638	43,022	217,491	157,114
General and administrative	15,768	10,566	53,527	43,503
Acquired in process research and development	-	1,060	17,000	1,060

Total operating expenses	118,487	80,457	451,301	300,318

Operating income	88,217	79,638	279,576	274,823
Financial income, net	13,443	16,326	49,725	63,647

Income before income taxes	101,660	95,964	329,301	338,470
Taxes on income	13,743	16,423	48,237	60,443

Net income	87,917	79,541	281,064	278,027

Earnings per share (basic)	0.40	0.35	1.26	1.18

Number of shares used in computing earnings per
share (basic)	220,132	226,471	222,548	235,519

Earnings per share (diluted)	0.39	0.35	1.25	1.17

Number of shares used in computing earnings per
share (diluted)	222,993	228,865	225,442	236,769

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF SUPPLEMENTAL FINANCIAL INFORMATION
(In thousands, except per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP operating income	$88,217	$79,638	$279,576	$274,823
Stock-based compensation (1)	8,827	9,004	34,052	36,392
Amortization of intangible assets and acquisition
related expenses (2)	10,338	1,504	39,977	6,945
Acquired in process research and development	-	1,060	17,000	1,060

Non-GAAP operating income	107,382	91,206	370,605	319,220

GAAP net income	87,917	79,541	281,064	278,027
Stock-based compensation (1)	8,827	9,004	34,052	36,392
Amortization of intangible assets and acquisition
related expenses (2)	10,338	1,504	39,977	6,945
Acquired in process research and development	-	1,060	17,000	1,060
Taxes on stock-based compensation and amortization
of intangible assets and acquisition related
expenses (3)	(4,576)	(542)	(13,358)	(2,166)

Non-GAAP net income	102,506	90,567	358,735	320,258

GAAP Earnings per share (diluted)	0.39	0.35	1.25	1.17
Stock-based compensation (1)	0.04	0.04	0.15	0.16
Amortization of intangible assets and acquisition
related expenses (2)	0.05	0.01	0.18	0.03
Acquired in process research and development	0.00	0.00	0.07	0.00
Taxes on stock-based compensation and amortization
of intangible assets and acquisition related
expenses (3)	(0.02)	0.00	(0.06)	(0.01)

Non-GAAP Earnings per share (diluted)	0.46	0.40	1.59	1.35

Number of shares used in computing Non-GAAP
earnings per share (diluted)	222,993	228,865	225,442	236,769

(1) Stock-based compensation:
Cost of products and licenses	14	5	65	39
Cost of software updates, maintenance and
services	197	247	668	470
Research and development	1,014	1,945	4,309	9,371
Selling and marketing	1,973	2,214	8,780	7,997
General and administrative	5,629	4,593	20,230	18,515

Total before taxes	8,827	9,004	34,052	36,392

(2) Amortization of intangible assets and
acquisition related expenses:
Cost of products and licenses	7,154	1,353	27,724	5,414
Selling and marketing	3,184	151	12,253	604
General and administrative	-	-	-	927

Total before taxes	10,338	1,504	39,977	6,945

(3) Taxes on stock-based compensation and
amortization of intangible assets and acquisition
related expenses	(4,576)	(542)	(13,358)	(2,166)

Total, net	14,589	9,966	60,671	41,171

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)
ASSETS

	December 31, 2007	December 31, 2006
	(unaudited)	(unaudited)

Current assets:
Cash and cash equivalents	$509,664	$519,443
Marketable securities	387,878	571,621
Trade receivables, net	201,515	141,881
Other receivables and prepaid expenses	24,353	22,408

Total current assets	1,123,410	1,255,353

Long-term assets:
Marketable securities	343,967	558,874
Property, plant and equipment, net	56,947	47,192
Severance pay fund	9,302	6,631
Intangible assets, net	160,133	23,117
Goodwill	664,910	182,115
Deferred income taxes, net	14,950	6,977
Other assets	636	534

Total long-term assets	1,250,845	825,440

Total assets	2,374,255	2,080,793

LIABILITIES AND
SHAREHOLDERS' EQUITY
Current liabilities:
Deferred revenues	$273,693	$204,149
Trade payables and other accrued liabilities	197,739	153,900

Total current liabilities	471,432	358,049

Deferred tax liability, net	31,465	-
Accrued severance pay	14,403	11,211

Total liabilities	517,300	369,260

Shareholders' equity:
Share capital	774	774
Additional paid-in capital	464,330	422,381
Treasury shares at cost	(907,022)	(728,909)
Accumulated other comprehensive income (loss)	1,233	(6,293)
Retained earnings	2,297,640	2,023,580

Total shareholders' equity	1,856,955	1,711,533

Total liabilities and shareholders' equity	2,374,255	2,080,793

Total cash and cash equivalents and marketable	1,241,509	1,649,938

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flow from operating activities:
Net income	$87,917	$79,541	$281,064	$278,027
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization of property, plant and equipment	3,995	1,461	8,541	5,707
Increase in trade and other receivables, net	(68,080)	(47,582)	(24,235)	(10,296)
Increase in deferred revenues, trade payables and other
accrued liabilities	65,467	43,722	48,246	51,826
Acquisition of in process research and development	-	1,060	17,000	1,060
Amortization of intangible assets	10,338	1,504	39,977	6,018
Stock-based compensation	8,827	9,004	34,052	36,392
Excess tax benefit from stock-based compensation	(6,828)	1,159	(6,828)	(2,291)
Deferred income taxes, net	(10,359)	(7,130)	(26,222)	(3,150)

Net cash provided by operating activities	91,277	82,739	371,595	363,293

Cash flow from investing activities:
Cash paid in conjunction with the acquisition of NFR	-	(14,371)	-	(14,371)
Cash paid in conjunction with the acquisition of Protect Data,
net	(456)	-	(594,964)	-
Investment in property, plant and equipment	(4,089)	(2,975)	(16,727)	(44,890)

Net cash used in investing activities	(4,545)	(17,346)	(611,691)	(59,261)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	1,751	5,375	24,640	51,934
Purchase of treasury shares	(61,858)	(31,693)	(209,757)	(435,491)
Excess tax benefit from stock-based compensation	6,828	(1,159)	6,828	2,291
Repayment of loans related to NFR	-	(1,833)	-	(1,833)

Net cash used in financing activities	(53,279)	(29,310)	(178,289)	(383,099)

Unrealized gain on marketable securities, net	3,227	1,805	9,956	3,662

Increase (decrease) in cash and cash equivalents and
marketable securities	36,680	37,888	(408,429)	(75,405)

Cash and cash equivalents and marketable securities at the
beginning of the period	1,204,829	1,612,050	1,649,938	1,725,343

Cash and cash equivalents and marketable securities at the end
of the period	1,241,509	1,649,938	1,241,509	1,649,938

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 23, 2008	CHECK POINT SOFTWARE TECHNOLOGIES LTD. By: /s/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President & Chief Financial Officer